Robert A. Marmon
339 North Latch's Lane
Merion Station, PA 19066-1728

May 30, 2007

Mr. Adé K. Heylinger
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

      Re: **Arbinet-thexchange, Inc.**
             Response to SEC Comment Letter Dated May 30, 2007
             To Revised Preliminary Proxy Statements on Schedule 14A
             Filed May 16 and May 29, 2007 by
             Robert A. Marmon
             File No. 000-51063

Dear Mr. Heylinger:

Thank you for your time and comments in your above referenced letter. I will deal with each item in that letter seriatum.

<u>**Schedule 14A**</u>

<u>General</u>

<u>Item 1</u>: Once Alex became an "insider", I was dropped from his Group, which now contains according to his 13D just Thai Lee. As I understand, Alex has independent sources of financing and backers that do not include me. The earlier statements to which you refer were made as part of the Proxy fight Alex and I undertook last year. The Proxy ended with his election only. For clear reasons Alex's ability to share any further useful tactical information with me, subsequent to that date, and my willingness to receive it ended at the shareholders meeting

I have never been the source of Alex's funding. Thai Lee has, and I understand a substantial third party is now backing him in his bid.

These facts are unrelated to the fact that, in my opinion, his strategy remains the Company's best alternative. A point found throughout the document. I also believe that if we cannot convince the remainder of the Board that that is true, *then* trying to convince them that a sale would be superior to continuing what they have been doing would be a best second choice.

I have had no discussions nor negotiations regarding my participation in Alex's expected bid. (My guess is that if they prevail, his backers would want their own people involved. I'm old news.)

Item 2 and Item 3: Adé, I have been preparing budgets, making forecasts, analyzing performance for most of my career. (I've signed my share of 10Q's and 10K's as well.) The bulk of pages 15 – 19 is straight math. Most financial analysts know what a "hockey stick" forecast is. Just following the math shows, in this case, it is even more egregious. *Res ipsa loquitor.* "Independent verification" would be simply someone else doing the exact same math I have been paid to do over my career. Nevertheless, I have modified the language in attempt to make it acceptable.

Please let me emphasize I have applied the "reasonable person" test to the factual evidence presented here. There is no hyperbole. It is straight math. It is disturbing and cries out for a hard look. In my opinion, what they said simply cannot bear scrutiny. It's not even a close call.

Item 4: I have never implied Mr. Hockemeier did not have the right to do what he did. I believe I stated that clearly ... and in fact, repeated that in the dot point. He exercised in the money options, made a tidy real increase in his personal net worth, which by the way, did dilute his fellow shareholders who, at that time had experienced diminution of their net worth. It is just a presentation of facts. The readers are left to evaluate its fairness in their own contexts.

Item 5: I don't understand. I attached all of the relevant documents in which the additional severance and benefits were granted and disclosed in the 8-K and all its Exhibits. I want to reference them. They are the Company's own words. I removed the words "incorporated herein by reference".

Item 6: I removed the word "extensive".

I fully understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I also understand that the Division of Enforcement has access to all information I provide to the staff of the Division of Corporate Finance.

I am available day, night and weekends at 610-664-8072. My fax number is 610-667-6451. My e-mail address is **rmarmon@comcast.net**.

Sincerely,

Robert A. Marmon